Page 1 of 4 pages.


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2003

                     Electrochemical Industries (1952) Ltd.
                     --------------------------------------
                 (Translation of registrant's name into English)

                                    Haifa Bay
                              Acre Industrial Area
                                  P.O. Box 1929
                               Haifa, 31019 Israel
                               -------------------
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Yes  X   No
         ---     ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---

     The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

                   Item                             Filing/Distribution Date
----------------------------------------------  --------------------------------
1.  Immediate Report filed with the Tel-Aviv
    Stock Exchange                                        July 3, 2003

                                     ITEM 1

                                                              Date: July 3, 2003


Messrs.                     Messrs.                   Messers.
Securities Authority        Tel Aviv Stock Exchange   Registrar of Companies
22 Kanfei Nesharim Street   54 Echad Ha'am Street     97 Jaffa Street
Jerusalem 95464             Tel Aviv                  Jerusalem
---------------             --------                  ---------


                              RE: IMMEDIATE REPORT
                                  ----------------


The company hereby reports on the notification received from the Trustee of the negotiable Debenture (series 3 and 4) with a demand for the Debentures' immediate repayment.

The unpaid balance of the above Debenture (with deduction of deposits held by the Trustee and banks guarantees given in favour of the Debenture holders) totals to date approx. NIS 10 million.

As mentioned in the immediate report published yesterday, the company's Board of Directors will be convened urgently in order to discuss the liquidity crisis, as well as the company's response to the above notification of the Trustee.


                                                      Sincerely yours,

                                                      Yair Kohavi, Adv.
                                                      Corporate Secretary


Contact:  Adv. Yair Kohavi, Corporate Secretary,
          Tel: 972-4-9851497, Fax: 972-4-9815797

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         ELECTROCHEMICAL INDUSTRIES (1952) LTD.


                                         By:         /s/ Yair Kohavi
                                             ----------------------------------
                                                    Yair Kohavi, Adv.
                                                   Corporate Secretary


Date: July 3, 2003